Filed pursuant to Rule 433

August 15, 2019

Relating to

Preliminary Prospectus Supplement dated August 15, 2019 to

Prospectus dated February 26, 2018

Registration Statement No. 333-223226

Kimco Realty Corporation

Pricing Term Sheet

$350,000,000 3.700% Notes due 2049

Issuer:	Kimco Realty Corporation

Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings, Inc.

Aggregate Principal Amount Offered Hereby:	$350,000,000

Pricing Date:	August 15, 2019

Settlement Date:

August 29, 2019 (T+10)

The settlement date of August 29, 2019 is the tenth business day following the date of the preliminary prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	October 1, 2049

Interest Payment Dates:	April 1 and October 1, commencing on April 1, 2020 (long first coupon)

Coupon:	3.700%

Price to Public:	98.832% of the principal amount

Proceeds to Issuer (before expenses and the underwriting discount):	$345,912,000

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering, together with amounts drawn on its revolving credit facility, to fund the redemption in full of depositary shares representing its outstanding 6.000% Class I Cumulative Redeemable Preferred Stock and 5.625% Class K Cumulative Redeemable Preferred Stock. In connection with the redemption of the preferred stock, the Issuer will recognize a non-cash charge of approximately $11.4 million or $0.03 per common share.  This charge will reduce NAREIT Funds From Operations per share by the same amount but have no impact on Funds From Operations as adjusted per share.

Benchmark Treasury:	2.875% due May 15, 2049

Benchmark Treasury Yield:	1.945%

Spread to Benchmark Treasury:	+182 bps

Yield to Maturity:	3.765%

Redemption Provisions: Make-whole Call: Par Call:

Prior to April 1, 2049, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to the sum of (1) an amount equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date and (2) a make-whole premium (T+30 bps).

At any time on or after April 1, 2049, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	49446RAV1 / US49446RAV15

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. RBC Capital Markets, LLC Jefferies LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. Regions Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer has filed a registration statement (including a prospectus dated February 26, 2018 as supplemented by a preliminary prospectus supplement dated August 15, 2019) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus and preliminary prospectus supplement by calling Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC at 1-212-834-4533 and Wells Fargo Securities, LLC at 1-800-645-3751.